Exhibit 99.2

Royal Dutch Shell plc

Three month period ended March 31, 2015

Unaudited Condensed Interim Financial Report

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1st QUARTER 2015 UNAUDITED RESULTS

•	Royal Dutch Shell’s first quarter 2015 earnings, on a current cost of supplies (CCS) basis (see Note 2), were $4.8 billion compared with $4.5 billion for the first quarter 2014.

•	First quarter 2015 CCS earnings excluding identified items (see page 9) were $3.2 billion compared with $7.3 billion for the first quarter 2014, a decrease of 56%.

•	Compared with the first quarter 2014, CCS earnings excluding identified items benefited from improved Downstream results reflecting steps taken by the company to improve financial performance, higher realised refining margins, lower costs, and increased trading contributions. In Upstream, earnings were impacted by the significant decline in oil and gas prices and lower trading contributions. Weaker exchange rates resulted in a hurt to deferred tax positions of some $700 million compared with the first quarter 2014, which were not included as identified items. This was partly offset by lower costs and new high-margin liquids production volumes from new deep-water projects and improved operational performance.

•	Basic CCS earnings per share excluding identified items for the first quarter 2015 decreased by 56% versus the same quarter a year ago.

•	Cash flow from operating activities for the first quarter 2015 was $7.1 billion. Excluding working capital movements, cash flow from operating activities for the first quarter 2015 was $7.5 billion.

•	Cash dividends paid to Royal Dutch Shell plc shareholders in the first quarter 2015 were $2.9 billion. During the first quarter some 12.7 million shares were bought back for cancellation for a consideration of $0.4 billion.

•	Gearing at the end of the first quarter 2015 was 12.4%.

•	A first quarter 2015 dividend has been announced of $0.47 per ordinary share and $0.94 per American Depositary Share (“ADS”).

SUMMARY OF UNAUDITED RESULTS

$ million	Quarters
	Q1 2015	Q4 2014	Q1 2014%[1]

Income attributable to Royal Dutch Shell plc shareholders	4,430	595	4,509	-2
Current cost of supplies (CCS) adjustment for Downstream	331	3,568	(44)
CCS earnings	4,761	4,163	4,465	+7
Identified items[2]	1,515	901	(2,862)
CCS earnings excluding identified items	3,246	3,262	7,327	-56
Of which:
Upstream	675	1,730	5,710
Downstream	2,646	1,550	1,575
Corporate and Non-controlling interest	(75)	(18)	42

Cash flow from operating activities	7,106	9,608	13,984	-49

Basic CCS earnings per share ($)	0.76	0.66	0.71	+7
Basic CCS earnings per ADS ($)	1.52	1.32	1.42
Basic CCS earnings per share excl. identified items ($)	0.52	0.52	1.17	-56
Basic CCS earnings per ADS excl. identified items ($)	1.04	1.04	2.34

Dividend per share ($)	0.47	0.47	0.47	—
Dividend per ADS ($)	0.94	0.94	0.94

[1]	Q1 on Q1 change
[2]	See page 9

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Royal Dutch Shell Chief Executive Officer Ben van Beurden:

“Our results reflect the strength of our integrated business activities, against a backdrop of lower oil prices. Meanwhile, in what is clearly a difficult industry environment, we continue to take steps to further improve competitive performance by redoubling our efforts to drive a sharper focus on the bottom line in Shell.

Part of this sharper focus is the sale of non-strategic assets. Asset sales total over $2 billion so far this year, as we successfully reduced our onshore footprint in Nigeria.

In parallel we continue to reduce our operating costs and capital spending; and by deferring and reshaping new projects, we can achieve further efficiencies and savings in the global supply chain.

Looking ahead, the proposed combination with BG, which we announced in April, would create a stronger company for both sets of shareholders.

The combination with BG would accelerate Shell’s growth strategy in deep water and LNG, and create a springboard for further optimisation of our asset base, particularly when evaluating the longer-term portfolio.”

FIRST QUARTER 2015 PORTFOLIO DEVELOPMENTS

Upstream

In April, the Boards of Royal Dutch Shell plc and BG Group plc announced that they have reached agreement on the terms of a recommended cash and share offer to be made by Royal Dutch Shell plc for the entire issued and to be issued share capital of BG Group plc.

In Shell’s heartlands exploration programme there were two non-operated gas discoveries offshore Australia, Blake (Shell interest 50%) and Isosceles (Shell interest 25%), during the quarter. In Brazil, hydrocarbons were discovered at the non-operated Libra C-1 well (Shell interest 20%).

Shell had continued success with near-field exploration discoveries in New Zealand and Oman.

As part of its global exploration programme, Shell added new acreage positions following successful bidding results in Algeria, Australia, Italy, Myanmar and Norway.

In Nigeria, the Shell Petroleum Development Company of Nigeria Limited (“SPDC”), a subsidiary of Shell, completed the divestment of its 30% interest in oil mining lease (“OML”) 18 and related facilities in the Eastern Niger Delta for a consideration of some $0.7 billion.

Also in Nigeria, SPDC completed the divestment of its 30% interest in OML 29 and the Nembe Creek Trunk Line and related facilities in the Eastern Niger Delta for a consideration of some $1.7 billion.

Downstream

In Canada, Shell has taken final investment decision (“FID”) on the Scotford HCU debottleneck project (Shell interest 100%) which is expected to increase hydrocracking capacity by 20%.

In Denmark, Shell announced that it has reached an agreement with Couche-Tard for the sale of its marketing operations including retail, commercial fleet, commercial fuels, aviation and connected trading and supply products businesses. The sale is subject to regulatory approvals and is expected to complete in 2015.

In Qatar, Shell announced that as a result of high capital costs, Shell and its partner, Qatar Petroleum, will not proceed with the proposed Al Karaana petrochemicals project and will stop further work on it.

In April, Shell announced that it has accepted offers for the sale of 185 service stations across the United Kingdom to independent dealers and has exchanged contracts for 158 of these service stations with two dealer groups. All 185 service stations will retain the Shell brand and sell Shell’s fuels.

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KEY FEATURES OF THE FIRST QUARTER 2015

•	First quarter 2015 CCS earnings (see Note 2) were $4,761 million, 7% higher than for the same quarter a year ago.

•	First quarter 2015 CCS earnings excluding identified items (see page 9) were $3,246 million compared with $7,327 million for the first quarter 2014, a decrease of 56%. First quarter 2015 CCS earnings excluding identified items benefited from improved Downstream results reflecting steps taken by the company to improve financial performance, higher realised refining margins, lower costs, and increased trading contributions. In Upstream, earnings were impacted by the significant decline in oil and gas prices and lower trading contributions. Weaker exchange rates resulted in a hurt to deferred tax positions of some $700 million compared with the first quarter 2014, which were not included as identified items. This was partly offset by lower costs and new high-margin liquids production volumes from new deep-water projects and improved operational performance.

•	Basic CCS earnings per share increased by 7% versus the same quarter a year ago.

•	Basic CCS earnings per share excluding identified items decreased by 56% compared with the first quarter 2014.

•	Cash flow from operating activities for the first quarter 2015 was $7.1 billion, compared with $14.0 billion in the same quarter last year. Excluding working capital movements, cash flow from operating activities for the first quarter 2015 was $7.5 billion, compared with $13.1 billion in the same quarter last year.

•	Capital investment (see Note B) for the first quarter 2015 was $6.8 billion and divestment proceeds were $2.2 billion.

•	Shell continues to curtail capital investment, retaining attractive options for the medium term, whilst balancing affordability, growth and returns. Organic capital investment for 2015 is expected to be $33 billion or less, a reduction of some $2 billion from earlier guidance for 2015, and from 2014 levels. This reflects the dynamic nature of investment decisions in growth projects.

•	Cash dividends paid to Royal Dutch Shell plc shareholders in the first quarter 2015 were $2.9 billion.

•	Under our share buyback programme some 12.7 million A shares were bought back for cancellation during the first quarter 2015 for a consideration of some $0.4 billion.

•	Return on average capital employed on a reported income basis (see Note C) was 7.1% at the end of the first quarter 2015, versus 6.1% at the end of the first quarter 2014.

•	Gearing (see Note D) was 12.4% at the end of the first quarter 2015, versus 15.6% at the end of the first quarter 2014.

•	Oil and gas production for the first quarter 2015 was 3,166 thousand boe/d, a decrease of 2% compared with the first quarter 2014. Excluding the impact of divestments, Abu Dhabi license expiry, PSC price effects, and security impacts in Nigeria, first quarter 2015 production was 1% higher than for the same period last year.

•	Equity sales of LNG of 6.17 million tonnes for the first quarter 2015 were 1% higher than in the same quarter a year ago.

•	Oil products sales volumes were in line with the first quarter 2014. Chemicals sales volumes for the first quarter 2015 decreased by 2% compared with the same quarter a year ago.

•	Supplementary financial and operational disclosure for the first quarter 2015 is available at www.shell.com/investor.

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SUMMARY OF IDENTIFIED ITEMS

Earnings for the first quarter 2015 reflected the following items, which in aggregate amounted to a net gain of $1,515 million (compared with a net charge of $2,862 million in the first quarter 2014), as summarised in the table below:

•	Upstream earnings included a net gain of $1,864 million, mainly reflecting a gain of $1,415 million related to divestments and a credit of some $600 million reflecting a statutory tax rate reduction in the United Kingdom. These items were partly offset by asset impairments of $159 million. Earnings for the first quarter 2014 included a net charge of $283 million.

•	Downstream earnings included a net charge of $132 million, including the net impact of fair value accounting of commodity derivatives of $56 million. Earnings for the first quarter 2014 included a net charge of $2,580 million.

•	Corporate and Non-controlling interest earnings included a net charge of $217 million mainly reflecting a tax charge related to prior years. Earnings for the first quarter 2014 included a net gain of $1 million.

SUMMARY OF IDENTIFIED ITEMS

$ million	Quarters
	Q1 2015	Q4 2014	Q1 2014
Segment earnings impact of identified items:
Upstream	1,864	915	(283)
Downstream	(132)	(6)	(2,580)
Corporate and Non-controlling interest	(217)	(8)	1
Earnings impact	1,515	901	(2,862)

These identified items are shown to provide additional insight into segment earnings and income attributable to shareholders. They include the full impact on Shell’s CCS earnings of the following items:

•	Divestment gains and losses

•	Impairments

•	Fair value accounting of certain commodity derivatives and gas contracts (see Note A)

•	Redundancy and restructuring

Further items may be identified in addition to the above.

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EARNINGS BY BUSINESS SEGMENT

UPSTREAM

$ million	Quarters
	Q1 2015	Q4 2014	Q1 2014%[1]

Upstream earnings excluding identified items	675	1,730	5,710	-88
Upstream earnings	2,539	2,645	5,427	-53

Upstream cash flow from operating activities	4,129	4,991	9,075	-55

Upstream capital investment	5,943	7,511	9,657	-38

Liquids production available for sale (thousand b/d)	1,542	1,526	1,481	+4
Natural gas production available for sale (million scf/d)	9,421	9,782	10,227	-8

Total production available for sale (thousand boe/d)	3,166	3,213	3,245	-2

Equity sales of LNG (million tonnes)	6.17	6.20	6.09	+1

[1]	Q1 on Q1 change

First quarter Upstream earnings excluding identified items were $675 million compared with $5,710 million a year ago. Identified items were a net gain of $1,864 million, compared with a net charge of $283 million for the first quarter 2014 (see page 9).

Compared with the first quarter 2014, Upstream earnings excluding identified items were impacted by the significant decline in oil and gas prices and lower contributions from trading. Earnings benefited from new high-margin liquids production volumes from new deep-water projects and improved operational performance, despite the impact of planned maintenance at Pearl GTL. Compared with the first quarter 2014, earnings also benefited from lower costs.

Compared with the first quarter 2014, the weakening Australian dollar and Brazilian real reduced earnings by some $530 million and $310 million respectively. The impact of these items on the first quarter 2015 earnings excluding identified items was some $620 million after tax, compared with a favourable impact of some $220 million after tax in the first quarter 2014.

Upstream Americas excluding identified items incurred a loss.

Global liquids realisations were 52% lower than for the first quarter 2014. Global natural gas realisations were 27% lower than for the same quarter a year ago, with a 46% decrease in the Americas and a 26% decrease outside the Americas.

First quarter 2015 production was 3,166 thousand boe/d compared with 3,245 thousand boe/d a year ago. Liquids production increased by 4% and natural gas production decreased by 8% compared with the first quarter 2014. Excluding the impact of divestments, Abu Dhabi license expiry, PSC price effects, and security impacts in Nigeria, first quarter 2015 production was 1% higher than for the same period last year.

New field start-ups and the continuing ramp-up of existing fields, in particular Bonga NW in Nigeria, Gumusut Kakap in Malaysia, and Mars B and Cardamom in the Gulf of Mexico, contributed some 137 thousand boe/d to production for the first quarter 2015, which more than offset the impact of field decline.

Equity sales of LNG of 6.17 million tonnes were 1% higher than in the same quarter a year ago, reflecting better operational performance, partly offset by the impact of the Woodside divestment.

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DOWNSTREAM

$ million	Quarters
	Q1 2015	Q4 2014	Q1 2014%[1]

Downstream CCS earnings excluding identified items	2,646	1,550	1,575	+68
Downstream CCS earnings	2,514	1,544	(1,005)	0

Downstream cash flow from operating activities	1,554	4,698	3,145	-51

Downstream capital investment	849	2,098	984	-14

Refinery processing intake (thousand b/d)	2,871	2,718	2,965	-3

Oil products sales volumes (thousand b/d)	6,313	6,392	6,319	0

Chemicals sales volumes (thousand tonnes)	4,192	3,895	4,285	-2

[1]	Q1 on Q1 change

First quarter Downstream earnings excluding identified items were $2,646 million compared with $1,575 million for the first quarter 2014. Identified items were a net charge of $132 million, compared with a net charge of $2,580 million for the first quarter 2014 (see page 9).

Compared with the first quarter 2014, Downstream earnings excluding identified items benefited from higher realised refining margins in all regions reflecting the industry environment and improved operating performance. Earnings also benefited from lower costs, including favourable exchange rate effects and divestments, and increased trading contributions. This was partly offset by the negative impact of exchange rate effects in marketing, despite stronger underlying performance. Chemicals earnings benefited from improved intermediates industry conditions which were more than offset by the impact of unit shut-downs at the Moerdijk chemical site in the Netherlands and weaker base chemicals industry conditions.

Refinery intake volumes were 3% lower compared with the same quarter last year. Excluding portfolio impacts, refinery intake volumes were 1% higher than in the same period a year ago. Refinery availability was 95% compared with 91% for the first quarter 2014.

Oil products sales volumes were in line with the same period a year ago.

Chemicals sales volumes decreased by 2% compared with the same quarter last year, mainly as a result of reduced availability driven by downtime at the Moerdijk chemical site in the Netherlands. Chemicals manufacturing plant availability decreased to 84% from 95% for the first quarter 2014, mainly reflecting increased maintenance activities.

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CORPORATE AND NON-CONTROLLING INTEREST

$ million	Quarters
	Q1 2015	Q4 2014	Q1 2014

Corporate and Non-controlling interest excluding identified items	(75)	(18)	42
Of which:
Corporate	46	(24)	76
Non-controlling interest	(121)	6	(34)

Corporate and Non-controlling interest	(292)	(26)	43

First quarter Corporate results and Non-controlling interest excluding identified items were a loss of $75 million, compared with a gain of $42 million in the same period last year. Identified items for the first quarter of 2015 were a net charge of $217 million, compared with a net gain of $1 million for the first quarter of 2014 (see page 9).

Compared with the first quarter of 2014, Corporate results excluding identified items reflected currency exchange losses, partly offset by lower net interest expense.

Compared with the first quarter 2014, earnings benefited from the impact of the weakening Brazilian real on deferred tax positions in Upstream by some $130 million. The impact of this on the first quarter 2015 earnings excluding identified items was a gain of some $130 million after tax, compared with nil impact in the first quarter 2014.

OPERATIONAL OUTLOOK FOR THE SECOND QUARTER 2015

Compared with the second quarter 2014, earnings are expected to be impacted by some 160 thousand boe/d as a result of divestments, and approximately 100 thousand boe/d associated with the impact of curtailment and underground storage reinjection at NAM in the second quarter 2015. The expected planned maintenance impact for the second quarter 2015 is some 140 thousand boe/d mainly from Pearl GTL in Qatar, Deepwater Gulf of Mexico, and heavy oil in Canada, compared with the second quarter 2014.

As a result of asset sales in Australia and Italy, refining capacity is expected to reduce by 120 thousand barrels per day and marketing volumes by some 230 thousand barrels per day compared with the second quarter 2014. Refinery availability is expected to decline in the second quarter 2015 as a result of increased planned maintenance compared to the same period a year ago. Unit shut-downs at the Moerdijk chemical site in the Netherlands are expected to continue to impact Chemicals manufacturing plant availability.

There are expected divestment tax payments of up to $1 billion in the second quarter 2015 impacting CFFO.

FORTHCOMING EVENTS

The Annual General Meeting will be held on May 19, 2015.

Second quarter 2015 results and second quarter 2015 dividend are scheduled to be announced on July 30, 2015. Third quarter 2015 results and third quarter 2015 dividend are scheduled to be announced on October 29, 2015.

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UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF INCOME

$ million	Quarters
	Q1 2015	Q4 2014	Q1 2014%[1]
Revenue	65,706	92,374	109,658
Share of profit/(loss) of joint ventures and associates	1,405	818	2,070
Interest and other income	1,735	974	351

Total revenue and other income	68,846	94,166	112,079

Purchases	47,425	73,640	83,835
Production and manufacturing expenses	6,655	7,465	7,179
Selling, distribution and administrative expenses	2,894	3,426	3,434
Research and development	253	363	283
Exploration	800	1,323	927
Depreciation, depletion and amortisation	4,604	4,991	7,424
Interest expense	376	430	452
Income before taxation	5,839	2,528	8,545	-32
Taxation	1,302	2,110	4,003
Income for the period	4,537	418	4,542	0
Income/(loss) attributable to non-controlling interest	107	(177)	33
Income attributable to Royal Dutch Shell plc shareholders	4,430	595	4,509	-2

[1]	Q1 on Q1 change

EARNINGS PER SHARE

$	Quarters
	Q1 2015	Q4 2014	Q1 2014
Basic earnings per share	0.70	0.09	0.72
Diluted earnings per share	0.69	0.09	0.72

SHARES1

Millions	Quarters
	Q1 2015	Q4 2014	Q1 2014
Weighted average number of shares as the basis for:
Basic earnings per share	6,292.2	6,301.0	6,287.8
Diluted earnings per share	6,377.0	6,301.1	6,288.9

Shares outstanding at the end of the period	6,302.3	6,295.0	6,321.8

[1]	Royal Dutch Shell plc ordinary shares of €0.07 each

Notes 1 to 6 are an integral part of these unaudited Condensed Consolidated Interim Financial Statements.

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CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

$ million	Quarters
	Q1 2015	Q4 2014	Q1 2014
Income for the period	4,537	418	4,542
Other comprehensive income net of tax:
Items that may be reclassified to income in later periods:
- Currency translation differences	(4,199)	(2,398)	(551)
- Unrealised gains/(losses) on securities	(135)	(560)	28
- Cash flow hedging gains/(losses)	(9)	537	19
- Share of other comprehensive income/(loss) of joint ventures and associates	7	(86)	(7)

Total	(4,336)	(2,507)	(511)

Items that are not reclassified to income in later periods:
- Retirement benefits remeasurements	(1,316)	(3,011)	(546)
Other comprehensive income/(loss) for the period	(5,652)	(5,518)	(1,057)
Comprehensive income/(loss) for the period	(1,115)	(5,100)	3,485
Comprehensive income/(loss) attributable to non-controlling interest	63	(163)	29
Comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	(1,178)	(4,937)	3,456

Notes 1 to 6 are an integral part of these unaudited Condensed Consolidated Interim Financial Statements.

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CONDENSED CONSOLIDATED BALANCE SHEET

	$ million
	Mar 31, 2015	Dec 31, 2014	Mar 31, 2014

Assets
Non-current assets:
Intangible assets	6,852	7,076	7,482
Property, plant and equipment	189,263	192,472	194,608
Joint ventures and associates	31,643	31,558	35,909
Investments in securities	3,952	4,115	4,761
Deferred tax	8,439	8,131	6,177
Retirement benefits	1,912	1,682	3,197
Trade and other receivables	8,240	8,304	10,036
	250,301	253,338	262,170

Current assets:
Inventories	19,968	19,701	28,829
Trade and other receivables	51,696	58,470	63,670
Cash and cash equivalents	19,867	21,607	11,924
	91,531	99,778	104,423

Total assets	341,832	353,116	366,593

Liabilities
Non-current liabilities:
Debt	35,703	38,332	41,236
Trade and other payables	4,769	3,582	4,281
Deferred tax	10,240	12,052	11,882
Retirement benefits	17,642	16,318	11,385
Decommissioning and other provisions	25,154	23,834	22,298
	93,508	94,118	91,082

Current liabilities:
Debt	8,137	7,208	4,493
Trade and other payables	55,761	64,864	70,738
Taxes payable	11,705	9,797	13,488
Retirement benefits	361	377	387
Decommissioning and other provisions	3,538	3,966	3,275
	79,502	86,212	92,381

Total liabilities	173,010	180,330	183,463

Equity attributable to Royal Dutch Shell plc shareholders	167,960	171,966	182,028

Non-controlling interest	862	820	1,102

Total equity	168,822	172,786	183,130

Total liabilities and equity	341,832	353,116	366,593

Notes 1 to 6 are an integral part of these unaudited Condensed Consolidated Interim Financial Statements.

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CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Equity attributable to Royal Dutch Shell plc shareholders
$ million	Share capital	Shares held in trust	Other reserves	Retained earnings	Total	Non-controlling interest	Total equity
At January 1, 2015	540	(1,190)	(14,365)	186,981	171,966	820	172,786
Comprehensive income for the period	—	—	(5,608)	4,430	(1,178)	63	(1,115)
Capital contributions from, and other changes in, non-controlling interest	—	—	—	(1)	(1)	(4)	(5)
Dividends paid	—	—	—	(2,932)	(2,932)	(18)	(2,950)
Scrip dividends	—	—	—	—	—	—	—
Repurchases of shares[1]	(1)	—	1	1	1	—	2
Shares held in trust: net sales and dividends received	—	650	—	24	674	—	674
Share-based compensation	—	—	(549)	(21)	(570)	—	(570)
At March 31, 2015	539	(540)	(20,521)	188,482	167,960	862	168,822

At January 1, 2014	542	(1,932)	(2,037)	183,474	180,047	1,101	181,148
Comprehensive income for the period	—	—	(1,053)	4,509	3,456	29	3,485
Capital contributions from, and other changes in, non-controlling interest	—	—	—	(4)	(4)	—	(4)
Dividends paid	—	—	—	(2,849)	(2,849)	(28)	(2,877)
Scrip dividends[2]	4	—	(4)	1,350	1,350	—	1,350
Repurchases of shares[1]	(3)	—	3	(249)	(249)	—	(249)
Shares held in trust: net sales and dividends received	—	746	—	32	778	—	778
Share-based compensation	—	—	(497)	(4)	(501)	—	(501)
At March 31, 2014	543	(1,186)	(3,588)	186,259	182,028	1,102	183,130

[1]	Includes shares committed to repurchase and repurchases subject to settlement at the end of the quarter.
[2]	Under the Scrip Dividend Programme some 38.0 million A shares, equivalent to $1.3 billion, were issued during the first quarter 2014.

Notes 1 to 6 are an integral part of these unaudited Condensed Consolidated Interim Financial Statements.

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CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

$ million	Quarters
	Q1 2015	Q4 2014	Q1 2014

Cash flow from operating activities
Income for the period	4,537	418	4,542
Adjustment for:
- Current taxation	2,947	2,330	4,400
- Interest expense (net)	303	375	378
- Depreciation, depletion and amortisation	4,604	4,991	7,424
- Net losses/(gains) on sale of non-current assets and businesses	(1,612)	(972)	41
- Decrease/(increase) in working capital	(372)	6,124	875
- Share of loss/(profit) of joint ventures and associates	(1,405)	(818)	(2,070)
- Dividends received from joint ventures and associates	1,077	1,531	1,507
- Deferred taxation, retirement benefits, decommissioning and other provisions	(1,503)	(1,705)	(308)
- Other	94	1,000	529
Net cash from operating activities (pre-tax)	8,670	13,274	17,318

Taxation paid	(1,564)	(3,666)	(3,334)

Net cash from operating activities	7,106	9,608	13,984

Cash flow from investing activities
Capital expenditure[1]	(6,215)	(8,831)	(7,156)
Investments in joint ventures and associates	(409)	107	(889)
Proceeds from sale of property, plant and equipment and businesses	2,203	2,245	306
Proceeds from sale of joint ventures and associates	4	279	56
Interest received	56	56	58
Other[1]	(79)	(536)	(89)
Net cash used in investing activities	(4,440)	(6,680)	(7,714)

Cash flow from financing activities
Net increase/(decrease) in debt with maturity period within three months	(255)	(173)	(1,297)
Other debt: New borrowings	752	4,001	3,195
Repayments	(630)	(571)	(2,933)
Interest paid	(409)	(310)	(368)
Change in non-controlling interest[2]	(5)	1,002	0
Cash dividends paid to:
- Royal Dutch Shell plc shareholders	(2,932)	(2,987)	(1,499)
- Non-controlling interest	(18)	(39)	(28)
Repurchases of shares	(409)	(971)	(1,241)
Shares held in trust: net sales/(purchases) and dividends received	(40)	(29)	123
Net cash used in financing activities	(3,946)	(77)	(4,048)

Currency translation differences relating to cash and cash equivalents	(460)	(271)	6
Increase/(decrease) in cash and cash equivalents	(1,740)	2,580	2,228

Cash and cash equivalents at beginning of period	21,607	19,027	9,696

Cash and cash equivalents at end of period	19,867	21,607	11,924

[1]	Reflects a minor change to definition with effect from 2015 which has no overall impact on net cash used in investing activities. Comparative data has been reclassified accordingly.
[2]	Q4 2014 mainly relates to the public offering of limited partner units in Shell Midstream Partners, L.P.

Notes 1 to 6 are an integral part of these unaudited Condensed Consolidated Interim Financial Statements.

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NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.	Basis of preparation

These unaudited Condensed Consolidated Interim Financial Statements (“Interim Statements”) of Royal Dutch Shell plc and its subsidiaries (collectively referred to as Shell) have been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the European Union and as issued by the International Accounting Standards Board and on the basis of the same accounting principles as, and should be read in conjunction with, the Annual Report and Form 20-F for the year ended December 31, 2014 (pages 111 to 116) as filed with the U.S. Securities and Exchange Commission.

The financial information presented in the Interim Statements does not constitute statutory accounts within the meaning of section 434(3) of the Companies Act 2006. Statutory accounts for the year ended December 31, 2014 were published in Shell’s Annual Report and a copy was delivered to the Registrar of Companies in England and Wales. The auditors’ report on those accounts was unqualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying the report and did not contain a statement under sections 498(2) or 498(3) of the Companies Act 2006.

2.	Segment information

Segment earnings are presented on a current cost of supplies basis (CCS earnings), which is the earnings measure used by the Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance. On this basis, the purchase price of volumes sold during the period is based on the current cost of supplies during the same period after making allowance for the tax effect. CCS earnings therefore exclude the effect of changes in the oil price on inventory carrying amounts.

Information by business segment:

$ million	Quarters
	Q1 2015	Q1 2014
Third-party revenue
Upstream	7,766	13,013
Downstream	57,916	96,603
Corporate	24	42

Total third-party revenue	65,706	109,658

Inter-segment revenue
Upstream	6,230	12,251
Downstream	362	608
Corporate	0	0

Segment earnings
Upstream	2,539	5,427
Downstream[1]	2,514	(1,005)
Corporate	(171)	77

Total segment earnings	4,882	4,499

$ million	Quarters
	Q1 2015	Q1 2014
Total segment earnings	4,882	4,499

Current cost of supplies adjustment:
Purchases	(352)	(8)
Taxation	102	(1)
Share of profit of joint ventures and associates	(95)	52
Income for the period	4,537	4,542

[1]	First quarter 2014 Downstream earnings included an impairment charge of $2,284 million related to refineries in Asia and Europe.

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3.	Share capital

Issued and fully paid

	Ordinary shares of €0.07 each		Sterling deferred shares
Number of shares	A	B	of £1 each
At January 1, 2015	3,907,302,393	2,440,410,614	50,000
Scrip dividends	—	—	—
Repurchases of shares	(12,717,512)	—	—
At March 31, 2015	3,894,584,881	2,440,410,614	50,000

At January 1, 2014	3,898,011,213	2,472,839,187	50,000
Scrip dividends	37,952,003	—	—
Repurchases of shares	—	(32,428,573)	—
At March 31, 2014	3,935,963,216	2,440,410,614	50,000

Nominal value

	Ordinary shares of €0.07 each
$ million	A	B	Total
At January 1, 2015	334	206	540
Scrip dividends	—	—	0
Repurchases of shares	(1)	—	(1)
At March 31, 2015	333	206	539

At January 1, 2014	333	209	542
Scrip dividends	4	—	4
Repurchases of shares	—	(3)	(3)
At March 31, 2014	337	206	543

The total nominal value of sterling deferred shares is less than $1 million.

At Royal Dutch Shell plc’s Annual General Meeting on May 21, 2014, the Board was authorised to allot ordinary shares in Royal Dutch Shell plc, and to grant rights to subscribe for or to convert any security into ordinary shares in Royal Dutch Shell plc, up to an aggregate nominal amount of €148 million (representing 2,114 million ordinary shares of €0.07 each), and to list such shares or rights on any stock exchange. This authority expires at the earlier of the close of business on August 21, 2015, and the end of the Annual General Meeting to be held on May 19, 2015, unless previously renewed, revoked or varied by Royal Dutch Shell plc in a general meeting.

4.	Other reserves

$ million	Merger reserve[1]	Share premium reserve[1]	Capital redemption reserve[2]	Share plan reserve	Accumulated other comprehensive income	Total
At January 1, 2015	3,405	154	83	1,723	(19,730)	(14,365)
Other comprehensive loss attributable to Royal Dutch Shell plc shareholders	—	—	—	—	(5,608)	(5,608)
Scrip dividends	—	—	—	—	—	—
Repurchases of shares	—	—	1	—	—	1
Share-based compensation	—	—	—	(549)	—	(549)
At March 31, 2015	3,405	154	84	1,174	(25,338)	(20,521)

At January 1, 2014	3,411	154	75	1,871	(7,548)	(2,037)
Other comprehensive loss attributable to Royal Dutch Shell plc shareholders	—	—	—	—	(1,053)	(1,053)
Scrip dividends	(4)	—	—	—	—	(4)
Repurchases of shares	—	—	(3)	—	—	(3)
Share-based compensation	—	—	—	(497)	—	(497)
At March 31, 2014	3,407	154	78	1,374	(8,601)	(3,588)

[1]	The merger reserve and share premium reserve were established as a consequence of Royal Dutch Shell plc becoming the single parent company of Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company, plc, now The Shell Transport and Trading Company Limited, in 2005.
[2]	The capital redemption reserve was established in connection with repurchases of shares of Royal Dutch Shell plc.

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5.	Derivative contracts

The table below provides the carrying amounts of derivatives contracts held, disclosed in accordance with IFRS 13 Fair Value Measurement.

$ million	Mar 31, 2015	Dec 31, 2014	Mar 31, 2014
Included within:

Trade and other receivables – non-current	799	703	1,761
Trade and other receivables – current	11,378	14,037	7,577

Trade and other payables – non-current	1,643	520	569
Trade and other payables – current	9,644	11,554	7,944

As disclosed in the Consolidated Financial Statements for the year ended December 31, 2014, presented in the Annual Report and Form 20-F for that year, Shell is exposed to the risks of changes in fair value of its financial assets and liabilities. The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values at March 31, 2015 are consistent with those used in the year ended December 31, 2014, and the carrying amounts of derivative contracts measured using predominantly unobservable inputs have not changed materially since that date.

The fair value of debt excluding finance lease liabilities at March 31, 2015, was $39,753 million (December 31, 2014: $41,120 million; March 31, 2014: $39,967 million). Fair value is determined from the prices quoted for those securities.

6.	Recommended cash and share offer for BG Group plc by Royal Dutch Shell plc

On April 8, 2015, the Boards of Royal Dutch Shell plc and BG Group plc announced that they have reached agreement on the terms of a recommended cash and share offer to be made by Shell for the entire issued and to be issued share capital of BG Group plc, representing a value of approximately £47 billion based on the closing price of 2,208.5 pence per Shell B share on April 7, 2015.

The transaction is subject to certain conditions and Shell has agreed to use its reasonable endeavours to secure the necessary regulatory clearances and authorisations. Under certain circumstances occurring on or prior to July 31, 2016, such as the Shell Board withdrawing its recommendation to Shell shareholders to vote in favour of the transaction, Shell has agreed to pay BG Group plc £750 million by way of compensation for any loss suffered by BG Group plc in connection with the preparation and negotiation of the transaction.

ADDITIONAL NOTES FOR INFORMATION

A.	Impacts of accounting for derivatives

In the ordinary course of business Shell enters into contracts to supply or purchase oil and gas products as well as power and environmental products. Derivative contracts are entered into for mitigation of resulting economic exposures (generally price exposure) and these derivative contracts are carried at period-end market price (fair value), with movements in fair value recognised in income for the period. Supply and purchase contracts entered into for operational purposes are, by contrast, recognised when the transaction occurs (see also below); furthermore, inventory is carried at historical cost or net realisable value, whichever is lower.

As a consequence, accounting mismatches occur because: (a) the supply or purchase transaction is recognised in a different period; or (b) the inventory is measured on a different basis.

In addition, certain UK gas contracts held by Upstream are, due to pricing or delivery conditions, deemed to contain embedded derivatives or written options and are also required to be carried at fair value even though they are entered into for operational purposes.

The accounting impacts of the aforementioned are reported as identified items in this Report.

B.	Capital investment

Capital investment is a measure used to make decisions about allocating resources and assessing performance. It is defined as the sum of capital expenditure, exploration expense (excluding well write-offs), new investments in joint ventures and associates, new finance leases and other adjustments.

C.	Return on average capital employed

Return on average capital employed (ROACE) measures the efficiency of Shell’s utilisation of the capital that it employs and is a common measure of business performance. In this calculation, ROACE is defined as the sum of income for the current and previous three quarters, adjusted for after-tax interest expense, as a percentage of the average capital employed for the same period. The tax rate used is Shell’s effective tax rate for the period. Capital employed consists of total equity, current debt and non-current debt.

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D.	Gearing

Gearing, calculated as net debt (total debt less cash and cash equivalents) as a percentage of total capital (net debt plus total equity), is a key measure of Shell’s capital structure.

E.	Liquidity and capital resources

Net cash from operating activities for the first quarter 2015 was $7.1 billion compared with $14.0 billion for the same period last year.

Total current and non-current debt decreased to $43.8 billion at March 31, 2015 from $45.7 billion at March 31, 2014 while cash and cash equivalents increased to $19.9 billion at March 31, 2015 from $11.9 billion at March 31, 2014. No new debt was issued during the first quarter of 2015.

Capital investment for the first quarter 2015 was $6.8 billion, of which $5.9 billion in Upstream and $0.8 billion in Downstream. Capital investment for the same period of 2014 was $10.7 billion, of which $9.7 billion in Upstream and $1.0 billion in Downstream.

Dividends of $0.47 per share are announced on April 30, 2015 in respect of the first quarter. These dividends are payable on June 22, 2015. In the case of B shares, the dividends will be payable through the dividend access mechanism and are expected to be treated as UK-source rather than Dutch-source. See the Annual Report and Form 20-F for the year ended December 31, 2014 for additional information on the dividend access mechanism.

Under the Scrip Dividend Programme shareholders can increase their shareholding in Shell by choosing to receive new shares instead of cash dividends. Only new A shares will be issued under the Programme, including to shareholders who currently hold B shares.

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CAUTIONARY STATEMENT

The release, presentation, publication or distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about and observe any applicable requirements. Any failure to comply with applicable requirements may constitute a violation of the laws and/or regulations of any such jurisdiction.

This announcement is not intended to and does not constitute or form part of any offer to sell or subscribe for or any invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the recommended combination of Royal Dutch Shell plc (“Shell”) and BG Group plc (“BG”) (the “Combination”) or otherwise nor shall there be any sale, issuance or transfer of securities of Shell or BG pursuant to the Combination in any jurisdiction in contravention of applicable laws.

All amounts shown throughout this announcement are unaudited. All peak production figures in Portfolio Developments are quoted at 100% expected production.

The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate entities. In this announcement “Shell”, “Shell group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. “Subsidiaries”, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to companies over which Royal Dutch Shell plc either directly or indirectly has control. Companies over which Shell has joint control are generally referred to as “joint ventures” and companies over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.

This announcement contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell and of the Combination. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell, BG and the combined group to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “goals”, “intend”, “may”, “objectives”, “outlook”, “plan”, “probably”, “project”, “risks”, “schedule”, “seek”, “should”, “target”, “will” and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Royal Dutch Shell’s Form 20-F for the year ended December 31, 2014 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this announcement and should be considered by the reader. Each forward-looking statement speaks only as of the date of this announcement, April 30, 2015. Neither Royal Dutch Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.

This Report contains references to Shell’s website. These references are for the readers’ convenience only. Shell is not incorporating by reference any information posted on www.shell.com.

We may have used certain terms, such as resources, in this announcement that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov. You can also obtain this form from the SEC by calling 1-800-SEC-0330.

April 30, 2015

The information in this Report reflects the unaudited consolidated financial position and results of Royal Dutch Shell plc. Company No. 4366849, Registered Office: Shell Centre, London, SE1 7NA, England, UK.

Contacts:

•	Investor Relations: International + 31 (0) 70 377 4540; North America +1 832 337 2034

•	Media: International +44 (0) 207 934 5550; USA +1 713 241 4544

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APPENDIX I

Share-based compensation

There are a number of share-based compensation plans for Shell employees. The principal share-based employee compensation plan is the Performance Share Plan (“PSP”). For the details of the PSP, reference is made to the Annual Report and Form 20-F for the year ended December 31, 2014. The following table presents the number of shares and American Depositary Shares (“ADSs”) in Royal Dutch Shell plc conditionally awarded under the PSP outstanding as at March 31, 2015. The measurement period for the shares granted is three years.

PSPs	A shares	B shares	A ADSs
Outstanding at March 31, 2015 (thousands)	34,512	11,153	9,466

Prior to the introduction in 2005 of the PSP, Shell’s plans offered options over shares and ADSs of Royal Dutch Shell plc which were awarded to eligible employees, at a price not less than the fair market value of the shares and ADSs at the date the options were granted. The following table presents the number of shares and ADSs in the Company under option as at March 31, 2015, and the range of expiration dates.

Share option plans	A shares	B shares	A ADSs
Under option at March 31, 2015 (thousands)	1,179	—	—
Range of expiration dates	April 2015 - June 2016	—	—

Ratio of earnings to fixed charges

The following table sets out for the years ended December 31, 2010, 2011, 2012, 2013 and 2014 and the three months ended March 31, 2015, the consolidated unaudited ratio of earnings to fixed charges.

	Three months ended March 31,	$ million Years ended December 31,
	2015	2014	2013	2012	2011	2010
Pre-tax income from continuing operations before income from joint ventures and associates	4,434	22,198	26,317	41,564	46,806	29,391
Total fixed charges	463	2,113	1,710	1,712	1,608	1,684
Distributed income from joint ventures and associates	1,077	6,902	7,117	10,573	9,681	6,519
Less: interest capitalised	(190)	(757)	(762)	(567)	(674)	(969)

Total earnings	5,784	30,456	34,382	53,282	57,421	36,625

Interest expensed and capitalised	321	1,522	1,412	1,461	1,209	1,218
Interest within rental expense	142	591	298	251	399	466

Total fixed charges	463	2,113	1,710	1,712	1,608	1,684

Ratio of earnings to fixed charges	12.49	14.41	20.11	31.12	35.71	21.75

For the purposes of the table above, “earnings” consists of pre-tax income from continuing operations (before adjustment for non-controlling interest) plus fixed charges (excluding capitalised interest) less undistributed income of joint ventures and associates. Fixed charges consist of expensed and capitalised interest (excluding accretion expense) plus interest within rental expenses (for operating leases).

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Capitalisation and indebtedness

The following table sets out the unaudited consolidated combined capitalisation and indebtedness of Shell as at March 31, 2015. This information is derived from the Condensed Consolidated Interim Financial Statements.

$ million
March 31, 2015
Equity attributable to Royal Dutch Shell plc shareholders	167,960

Current debt	8,137
Non-current debt	35,703

Total debt[A]	43,840

Total capitalisation	211,800

[A]	Of total debt, $38.1 billion was unsecured and $5.7 billion was secured. Total debt includes, as at March 31, 2015, $33.5 billion of debt issued by Shell International Finance B.V., a 100%-owned subsidiary of Royal Dutch Shell plc which is guaranteed by Royal Dutch Shell plc (December 31, 2014: $34.8 billion), with the remainder raised by other subsidiaries with no recourse beyond the immediate borrower and/or the local assets. As at March 31, 2015, Shell also had outstanding guarantees of $3.2 billion, of which $1.6 billion relate to debt of joint ventures and associates.

Non-GAAP measures

Shell included certain non-GAAP measures and calculations in its Unaudited Condensed Interim Financial report which are listed and explained as follows:

Return on average capital employed

Return on average capital employed (ROACE) measures the efficiency of Shell’s utilisation of the capital that it employs. In this calculation, ROACE is defined as the sum of income for the current and previous three quarters, adjusted for after-tax interest expense as a percentage of the average capital employed for the period. The tax rate used is Shell’s effective tax rate for the period. Capital employed consists of total equity, current debt and non-current debt.

Calculation of ROACE

	$ million
	Last twelve months
	March 31, 2015	March 31, 2014
Income for current and previous three quarters	14,725	12,842
Interest expense after tax	994	754
Income before interest expense	15,719	13,596
Capital employed – opening	228,859	217,029
Capital employed – closing	212,662	228,859
Capital employed – average	220,761	222,944

ROACE	7.1%	6.1%

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Capital investment by business segment

Capital investment is a measure used to make decisions about allocating resources and assessing performance. It is defined as the sum of capital expenditure, exploration expense (excluding well write offs), new investments in joint ventures and associates, new finance leases and other adjustments.

	$ million Three months ended
	March 31, 2015	December 31, 2014	March 31, 2014
Capital investment:
Upstream	5,943	7,511	9,657
Downstream	849	2,098	984
Corporate	50	42	34

Total capital investment	6,842	9,651	10,675
Investments in joint ventures and associates	(409)	107	(889)
Exploration expense, excluding exploration wells written off	(502)	(784)	(424)
Finance leases	(6)	80	(2,316)
Other	290	(223)	110

Capital expenditure	6,215	8,831	7,156

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